Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Unaudited Condensed Interim Consolidated Statements of Financial Position	F-2

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss	F-3

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-4 – F-5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	F-6 – F-7

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-8 – F-11

- - - - - - - - - - - - -

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Financial Position

U.S. dollars in thousands

	June 30,		December 31,
	2023	2022	2022

Cash and cash equivalents	19,166	7,729	33,895
Restricted deposits	-	168	-
Short-term bank deposits	31,956	2,509	-
Trade receivables	3,228	3,759	9,332
Inventories	3,113	1,991	1,963
Other receivables	590	653	650
Total current assets	58,053	16,809	45,840

Other receivables	277	230	364
Property, plant and equipment, net	4,705	2,439	2,366
Right of-use assets, net	1,133	1,364	1,215
Intangible assets, net	198	264	231
Total non-current assets	6,313	4,297	4,176

Total assets	64,366	21,106	50,016

Current maturities of non-current liabilities	1,961	2,479	2,242
Trade payables and accrued expenses	3,531	4,877	5,656
Other payables	2,817	3,060	4,159
Total current liabilities	8,309	10,416	12,057

Deferred revenues	-	61	-
Warrants	9,683	-	15,606
Liabilities in respect of IIA grants	7,806	8,131	7,445
Liabilities in respect of TEVA	2,529	3,361	2,788
Lease liabilities	677	1,053	846
Severance pay liability, net	433	319	360
Total non-current liabilities	21,128	12,925	27,045

Total liabilities	29,437	23,341	39,102

Shareholders' equity:
Ordinary shares of NIS 0.01 par value:
Authorized: 20,000,000 shares as of June 30, 2023, 12,857,143 as of December 31, 2022; and 7,142,858 as of June 30, 2022; Issued and Outstanding: 7,252,234 as of June 30, 2023; 7,240,020 as of December 31, 2022 and 4,734,774 as of June 30, 2022	184	93	143
Share premium	205,642	154,119	178,882
Foreign currency translation adjustments	(14)	3	(5)
Accumulated deficit	(170,883)	(156,450)	(168,106)
Total equity (deficit)	34,929	(2,235)	10,914

Total liabilities and equity	64,366	21,106	50,016

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2023	2022	2023	2022	2022
Revenues from sale of products	2,358	2,771	1,206	1,669	5,347
Revenues from development services	6,149	5,866	3,534	2,777	12,943
Revenues from license agreements	65	438	33	222	8,206
Total revenues	8,572	9,075	4,773	4,668	26,496

Cost of revenues from sale of products	1,436	1,539	628	1,148	3,184
Cost of revenues from development services	5,170	4,932	3,005	2,391	9,829
Cost of revenues from license agreements	3	31	3	16	318
Total cost of revenues	6,609	6,502	3,636	3,555	13,331

Gross profit	1,963	2,573	1,137	1,113	13,165

Research and development	4,126	4,599	2,024	2,191	10,181
Selling and marketing	2,438	1,854	1,332	935	3,725
General and administrative	3,770	2,769	1,788	1,352	6,920
Other expenses	-	309	-	309	684
Total operating expenses	10,334	9,531	5,144	4,787	21,510

Operating loss	(8,371)	(6,958)	(4,007)	(3,674)	(8,345)

Financial income	7,480	11	5,828	11	461
Financial expenses	(1,869)	(988)	(893)	(687)	(11,637)
Financing income (expenses), net	5,611	(977)	4,935	(676)	(11,176)

Profit (loss) before taxes on income	(2,760)	(7,935)	928	(4,350)	(19,521)

Taxes on income	(17)	(8)	(12)	(4)	(78)
Net profit (loss)	(2,777)	(7,943)	916	(4,354)	(19,599)

Other comprehensive income:
Foreign currency translation adjustments	(9)	22	-	17	14

Total comprehensive profit (loss)	(2,786)	(7,921)	916	(4,337)	(19,585)

Loss per share data:
Basic and diluted net profit (loss) per share - USD	(0.32)	*(1.79)	0.10	*(0.92)	(3.93)
Number of shares used in calculating basic and diluted net loss per share	8,803	*4,440	9,209	*4,734	4,987

*Restated to reflect 1:7 reverse ratio of shares

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)

Balance as of April 1, 2023	183	204,930	(14)	(171,799)	33,300

Profit for the period	-	-	-	916	916
Other comprehensive income	-	-	-	-	-
Total comprehensive income	-	-	-	916	916
Issuance expenses, see Note 3	-	-	-	-	-
Exercise of options	1	-	-	-	1

Share-based compensation	-	712	-	-	712

Balance as of June 30, 2023 (unaudited)	184	205,642	(14)	(170,883)	34,929

Balance as of April 1, 2022	93		153,962	(14)	(152,096)	1,945

Loss for the period	-		-	-	(4,354)	(4,354)
Other comprehensive income	-		-	17	-	17
Total comprehensive Income (loss)	-		-	17	(4,354)	(4,337)
Issuance expenses, see Note 3	-		(95)	-	-	(95)
Exercise of options	(*	)	-	-	-	(* )

Share-based compensation	-		252	-	-	252

Balance as of June 30, 2022 (unaudited)	93		154,119	3	(156,450)	(2,235)

(*)       Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)
Balance as of December 31, 2022 (audited)	143		178,882		(5)	(168,106)	10,914
Loss for the period	-		-		-	(2,777)	(2,777)
Other comprehensive (loss)	-		-		(9)	-	(9)
Total comprehensive (loss)	-		-		(9)	(2,777)	(2,786)
Issuance of ordinary shares, net of issuance expenses (see Note 3)	40		25,429		-	-	25,469
Exercise of options	1		-		-	-	1
Share-based compensation	-		1,331		-	-	1,331

Balance as of June 30, 2023 (unaudited)	184		205,642		(14)	(170,883)	34,929
Balance as of December 31, 2021 (audited)	75		143,869		(19)	(148,507)	(4,582)

Loss for the period	-		-		-	(7,943)	(7,943)
Other comprehensive income	-		-		22	-	22
Total comprehensive income (loss)	-		-		22	(7,943)	(7,921)
Issuance of ordinary shares, net of issuance expenses (see Note 3)	18		9,653		-	-	9,671
Exercise of options	(*	)	-		-	-	(* )
Share-based compensation	-		597		-	-	597

Balance as of June 30, 2022 (unaudited)	93		154,119		3	(156,450)	(2,235)

Balance as of December 31, 2021 (audited)	75		143,869		(19)	(148,507)	(4,582)
Loss for the period	-		-		-	(19,599)	(19,599)
Other comprehensive income	-		-		14	-	14
Total comprehensive loss	-				14	(19,599)	(19,585)
Exercise of options	(*	)	(*	)	-	-	(* )
Issuance of ordinary shares, net of issuance expenses	40		17,389		-	-	17,429
Exercise of pre-funded warrants	28		15,678		-	-	15,706
Share-based compensation	-		1,946		-	-	1,946

Balance as of December 31, 2022 (audited)	143		178,882		(5)	(168,106)	10,914

(*)       Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2023	2022	2023	2022	2022
Cash flows from operating activities:
Net income (loss)	(2,777)	(7,943)	916	(4,354)	(19,599)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	618	650	315	329	1,272
Share-based compensation	1,331	597	712	252	1,946
Revaluation of warrants accounted at fair value	(5,923)	-	(4,990)	-	8,977
Issuance expenses of warrants through profit and loss	-	-	-	-	1,911
Revaluation of liabilities in respect of IIA grants	492	482	233	248	(132)
Revaluation of liabilities in respect of TEVA	241	272	119	135	533
Revaluation of lease liabilities	(22)	(152)	(9)	(138)	(109)
Increase (decrease) in severance pay liability, net	67	55	(10)	35	109
Net financing income	(1,005)	(11)	(759)	(11)	(74)
Un-realized foreign currency loss	466	528	120	283	525
	(3,735)	2,421	(4,269)	1,133	14,958
Changes in asset and liability items:
Decrease (increase) in trade receivables	6,115	(2,024)	(707)	(1,445)	(7,582)
Increase in inventories	(1,162)	(747)	(579)	(37)	(721)
Decrease in other receivables	122	330	435	205	364
Increase (decrease) in trade payables and accrued expenses	(1,636)	11	312	(272)	414
Increase (decrease) in other payables and deferred revenues	(1,526)	(1,367)	(1,359)	(484)	281
	1,913	(3,797)	(1,898)	(2,033)	(7,244)

Net cash (used in) operating activities	(4,599)	(9,319)	(5,251)	(5,254)	(11,885)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2023	2022	2023	2022	2022

Cash Flows from Investing Activities:

Purchase of property and equipment	(2,570)	(298)	(1,065)	(138)	(555)
Interest received	879	-	577	-	74
Investment in short term bank deposits, net	(31,830)	(2,499)	(25,590)	(2,499)	-

Net cash used in investing activities	(33,521)	(2,797)	(26,078)	(2,637)	(481)

Cash Flows from Financing Activities:

Repayment of leases liabilities	(334)	(350)	(157)	(172)	(701)
Proceeds from exercise of options	(* )	(* )	(* )	(* )	(* )
Proceeds from exercise of pre-funded warrants	-	-	-	-	10
Proceeds from (Repayment of) issuance of shares and warrants, net	24,909	9,861	(248)	(556)	38,380
Repayment of IIA grants, net	(310)	(162)	-	-	(258)
Repayment of liabilities in respect of TEVA	(417)	-	-	-	(1,667)

Net cash provided by (used in) financing activities	23,848	9,349	(405)	(728)	35,764

Exchange rate differences on cash and cash equivalent balances	(457)	(550)	(120)	(303)	(549)

Increase (decrease) in cash and cash equivalents	(14,729)	(3,317)	(31,854)	(8,922)	22,849

Balance of cash and cash equivalents at the beginning of the period	33,895	11,046	51,020	16,651	11,046

Balance of cash and cash equivalents at the end of the period	19,166	7,729	19,166	7,729	33,895

Supplement disclosure of Non-cash transactions:
ROU asset, net recognized with corresponding lease liability	154	43	102	43	117

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands
Note 1:	General

a.
Description of the Company and its operations:

MediWound Ltd. Was incorporated in Israel. The Company which is located in Yavne, Israel (The "Company" or "MediWound"), is biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic, non-surgical solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs.  The Company’s current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, has received in December 2022, an approval from the U.S. Food and Drug Administration (“FDA”) and marketing approval in each of India, Switzerland and Japan. In addition it has a marketing authorization from the European Medicines Agency (“EMA”) and regulatory agencies in other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company commercialize NexoBrid globally through multiple sales channels.

•	The Company sell NexoBrid to burn centers in the European Union, United Kingdom and Israel, primarily through its commercial organizations.
•
The Company have established local distribution channels in multiple international markets, focusing on Asia Pacific, EMEA, CEE and LATAM, which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

•	In the United States, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America upon FDA approval.

The Company’s second investigational next-generation enzymatic therapy product, EscharEx, a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds, is currently under discussions with the FDA regarding the pivotal Phase 3 study design.

The third clinical-stage innovative product candidate, MW005, is a topical applied biological drug candidate for the treatment of non-melanoma skin cancers. A U.S. phase 1/2 study of MW005 for the treatment of low-risk basal cell carcinoma (BCC) was initiated in July 2021, and an investigator-initiated phase II trial of MW005 in non-melanoma skin cancer is being conducted in parallel in Israel. In December 2022, the Company announced final positive results from the study. Based on the positive results, The Company plan to continue enrolling patients in its Phase 1/2 study.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1:	General (Cont.)

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, and MediWound UK Limited and MediWound US, Inc. which are currently inactive companies.

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") valued at up to $209,000 for the advancement of the development, manufacturing and emergency readiness for NexoBrid deployment as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events.

On May 9, 2023 BARDA has awarded an additional $10,000 to the Company. The supplemental funding will support $7,000 R&D activities and $3,000 replenishment of expired product previously procured for emergency preparedness, the pediatric indication sBLA submission to the U.S. Food and Drug Administration (FDA), and enrollment of an additional 50 patients in the ongoing expanded access treatment protocol (NEXT).

e.
Our Partner, Vericel Corporation Inc. (“Vericel”) has received the first lot of NexoBrid® finished product from the company for the U.S. commercial market in June 2023, which currently is warehoused at Vericel’s third-party logistics distributor. Although this NexoBrid finished product batch has met all required release criteria for distribution in the U.S., Vericel is unable to release this product into the commercial channel at this time due to a deviation associated with a third-party testing lab used during the manufacturing process. A detailed risk assessment prepared by the Company and Vericel has concluded that the deviation presents no incremental risk to the finished product’s quality and safety, and the company actively engaged with Vericel and the U.S. Food and Drug Administration (FDA) to address this matter. Future manufacturing of NexoBrid drug product for the U.S. market will not be impacted because the at-issue test will be conducted directly by the Company. As the FDA has not yet authorized the commercial release of the finished product affected by the deviation, the company is currently preparing for a production campaign scheduled to begin in September 2023.

f.
In 2022 the Company engaged with the U.S. Department of Defense (DoD), through the Medical Technology Enterprise Consortium (MTEC), for a $1,800 contract for the development of NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army. This contract was amended in April 2023 to extend the total value, up to a total amount of $2,700.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 2:	Significant Accounting Policies

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the six and three months ended June 30, 2023 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2022 that were included in the Annual Report on Form 20-F filed on March 16, 2023.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022 that were included in the Annual Report on Form 20-F filed on March 16, 2023.

Note 3:	Equity

1.
On February 7, 2023, the Company completed a public offering of 1,964,286 new ordinary shares which were issued in consideration to offering price of $14.0 per share. The gross proceeds were $27,500, before deducting commissions and other offering expenses in the amount of $2,031.

2.
On February 15, 2023, the Company granted to its employees and officers 130,600 share options for an exercise price of $13.32 per share and 9,100 RSUs. The share options vest over a period of 4 years. The total value was estimated at $1,129.

3.
On April 3, 2023, the Company granted to its board members and officers 160,400 share options for an exercise price of $11.89 and $11.91 per share. The grants to the directors and CEO were subject to the approval of the shareholders’ meeting held on May, 2023. The share options vest over a period of 1-4 years and the total value was estimated at $884.

4.
On May 31, 2023 the Shareholders of the Company approved an amendment to Article 6 of the Company’s Amended and Restated Articles of Association, which increased the Company’s authorized share capital from 900,000 NIS consisting of 12,857,143 ordinary shares par value NIS 0.07 to NIS 1,400,000, consisting of 20,000,000 ordinary shares, par value NIS 0.07 per share.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 3:	Equity (Cont.)

5.	On May 31, 2023 the Shareholders of the Company approved the increase by 1,000,000 in the number of ordinary shares available for issuance under the Company’s 2014 Equity Incentive Plan.

6.
On May 31, 2023 the Shareholders of the Company approved the extension to the exercise period of options which were granted to the company’s directors on April 23, 2020 for an additional five years, until April 23, 2030. According to this extension, an expense of $146 was recognized.

Note 4:	Subsequent events

1.

On July 17, 2023 the company signed a turnkey scale-up agreement with Biopharmax Group Ltd. This strategic agreement is designed to bolster the company’s manufacturing infrastructure to support our long-term growth trajectory.  The objective of this agreement is to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. The venture aims to increase our production capacity significantly, projected to expand to six times the current capacity, aligning with our strategic plan to meet the escalating global demand for NexoBrid.

The new facility, equipped with fully operational clean rooms, will be exclusively designed for NexoBrid production. It will comply with stringent regulations from the GMP, FDA, EMA, Israeli Ministry of Health, and relevant Israeli regulatory bodies. An estimated $12,000 will be invested in the project, set for completion by mid-2024, with full-scale manufacturing expected to commence in 2025.

The Scale-up Agreement encompasses various standard provisions, including those related to reporting, compliance, guarantees, representations, liability, insurance, confidentiality, and ownership.

2.

Alongside entering the Scale-up Agreement, the company has also secured a new lease agreement with the current property owner. This agreement allows the company to continue the utilization of our existing facilities and the planned manufacturing site. This property, located in Yavne, Israel, serves as the base for the company’s administrative headquarters, research and development laboratories, and manufacturing plant. The duration of the lease extends until 2035, with an option for a further three-year extension until 2038. In parallel the existing sub lease agreement with Clal Life Science L.P. and the company was terminated.

The property, measuring approximately 32,500 square feet, will encompass the new manufacturing facility. As per the Lease Agreement, the annual rent is set at approximately $625. This rent is indexed to the Israeli Consumer Price Index and will see a staged increase of 6% every three years.